Exhibit 99.4

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Overland Storage, Inc.

We have audited the accompanying consolidated balance sheets of Overland Storage, Inc. (the “Company”) as of June 30, 2013 and July 1, 2012, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Overland Storage, Inc. as of June 30, 2013 and July 1, 2012, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s recurring losses and negative operating cash flows raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moss Adams LLP

San Diego, California

September 18, 2013

OVERLAND STORAGE, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	June 30, 2013	June 30, 2012
Assets
Current assets:
Cash and cash equivalents	$8,831	$10,522
Accounts receivable, net of allowance for doubtful accounts of $94 and $222, as of June 30, 2013 and 2012, respectively	6,640	9,193
Inventories	10,354	10,658
Other current assets	1,923	3,779

Total current assets	27,748	34,152
Property and equipment, net	2,014	1,446
Intangible assets, net	652	1,349
Other assets	989	1,313

Total assets	$31,403	$38,260

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$5,221	$7,012
Accrued liabilities	12,735	15,341
Accrued payroll and employee compensation	2,140	2,948
Income taxes payable	178	172
Accrued warranty	790	1,286

Total current liabilities	21,064	26,759
Long-term debt	16,750	3,500
Other long-term liabilities	3,885	4,960

Total liabilities	41,699	35,219
Commitments and contingencies (Note 9)
Shareholders’ equity (deficit):
Preferred stock, no par value, 1,000 shares authorized; no shares issued and outstanding as of June 30, 2013 and 2012	—	—
Common stock, no par value, 90,200 shares authorized; 30,403 and 27,737 shares issued and outstanding as of June 30, 2013 and 2012, respectively	123,065	116,682
Accumulated other comprehensive loss	(991)	(918)
Accumulated deficit	(132,370)	(112,723)

Total shareholders’ equity (deficit)	(10,296)	3,041

Total liabilities and shareholders’ equity (deficit)	$31,403	$38,260

See accompanying notes to consolidated financial statements.

OVERLAND STORAGE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Fiscal Year
	2013	2012
Net revenue:
Product revenue	$28,836	$35,380
Service revenue	19,184	24,252

	48,020	59,632
Cost of product revenue	24,950	30,328
Cost of service revenue	6,270	10,144

Gross profit	16,800	19,160
Operating expenses:
Sales and marketing	17,574	16,178
Research and development	6,522	8,148
General and administrative	11,579	11,848

	35,675	36,174

Loss from operations	(18,875)	(17,014)
Other income (expense):
Interest income	3	377
Interest expense	(594)	(100)
Other income (expense), net	(16)	655

Loss before income taxes	(19,482)	(16,082)
Provision for income taxes	165	79

Net loss	$(19,647)	$(16,161)

Net loss per share:
Basic and diluted	$(0.68)	$(0.66)

Shares used in computing net loss per share:
Basic and diluted	28,841	24,487

See accompanying notes to consolidated financial statements.

OVERLAND STORAGE, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Fiscal Year
	2013	2012

Net loss	$(19,647)	$(16,161)
Other comprehensive income (loss):
Foreign currency translation	(73)	(233)

Comprehensive loss	$(19,720)	$(16,394)

See accompanying notes to consolidated financial statements.

OVERLAND STORAGE, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(in thousands)

	Common Stock		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Shares	Amount
Balance at June 30, 2011	22,993	$104,382	$(685)	$(96,562)	$7,135
Issuance of common stock, net of issuance costs	3,723	6,739	—	—	6,739
Exercise of stock options and ESPP purchases	293	523	—	—	523
Issuance of restricted stock	728	(831)	—	—	(831)
Share-based compensation	—	4,994	—	—	4,994
Stock appreciation rights	—	875	—	—	875
Net loss	—	—	—	(16,161)	(16,161)
Foreign currency translation	—	—	(233)	—	(233)

Balance at June 30, 2012	27,737	116,682	(918)	(112,723)	3,041
Issuance of common stock, net of issuance costs	1,020	870	—	—	870
Issuance of common stock for settlement of convertible notes interest	349	401	—	—	401
Exercise of stock options and ESPP purchases	167	215	—	—	215
Issuance of restricted stock	1,130	(749)	—	—	(749)
Share-based compensation	—	4,770	—	—	4,770
Stock appreciation rights	—	876	—	—	876
Net loss	—	—	—	(19,647)	(19,647)
Foreign currency translation	—	—	(73)	—	(73)

Balance at June 30, 2013	30,403	$123,065	$(991)	$(132,370)	$(10,296)

See accompanying notes to consolidated financial statements.

OVERLAND STORAGE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Year
	2013	2012
Operating activities:
Net loss	$(19,647)	$(16,161)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	1,248	1,610
Provision for losses on accounts receivable	54	54
Share-based compensation	4,770	4,994
Loss on disposal of property and equipment	27	22
Changes in operating assets and liabilities:
Accounts receivable	2,499	1,744
Inventories	304	(1,222)
Accounts payable and accrued liabilities	(4,584)	188
Accrued payroll and employee compensation	75	(76)
Other assets and liabilities, net	1,211	149

Net cash used in operating activities	(14,043)	(8,698)
Investing activities:
Purchase of fixed assets	(983)	(868)

Net cash used in investing activities	(983)	(868)
Financing activities:
Proceeds from issuance of common stock, net of issuance costs	870	6,579
Payment for restricted stock tax liability on net settlement	(749)	(831)
Proceeds from exercise of outstanding warrants	—	160
Proceeds from exercise of stock options and ESPP purchases	215	523
Proceeds from borrowings, net	—	3,500
Proceeds from convertible notes, net of issuance costs	13,002	—

Net cash provided by financing activities	13,338	9,931
Effect of exchange rate changes on cash	(3)	(11)

Net (decrease) increase in cash and cash equivalents	(1,691)	354
Cash and cash equivalents, beginning of period	10,522	10,168

Cash and cash equivalents, end of period	$8,831	$10,522

Supplemental disclosures of cash flow information:
Income taxes paid	$191	$123

Interest paid	$167	$97

Supplemental disclosures of non-cash investing and financing activities:
Fixed asset purchases in accounts payable and accrued liabilities	$102	$—

Leasehold improvements under landlord allowance	$—	$159

Equity award fair value adjustment to liability	$876	$875

Common stock issued for settlement of convertible notes interest	$401	$—

See accompanying notes to consolidated financial statements.

OVERLAND STORAGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Overland Storage, Inc. (“Overland” or the “Company”) was incorporated on September 8, 1980 under the laws of the State of California. For more than 30 years, Overland has delivered data protection solutions designed for backup and recovery to ensure business continuity. The Company has a portfolio of tape-based data protection solutions, including tape and virtual tape library systems, as well as disk-based data protection solutions, including network attached storage (“NAS”) and storage area network (“SAN”) products and solutions, designed for small and medium business computing environments.

The Company operates and reports using a 52-53 week fiscal year with each quarter ending on the Sunday closest to the calendar quarter. For ease of presentation, the Company’s fiscal years are considered to end on June 30. For example, references to fiscal 2013 and 2012 refer to the fiscal years ended June 30, 2013 and July 1, 2012, respectively. Fiscal 2013 and 2012 each contained 52 weeks.

The Company has incurred losses for its last eight fiscal years and negative cash flows from operating activities for its last seven fiscal years. As of June 30, 2013, the Company had an accumulated deficit of $132.4 million. During fiscal 2013, the Company incurred a net loss of $19.6 million. The Company expects to continue to incur a net loss as it continues to change its business model and improve operational efficiencies.

The Company has projected that cash on hand, combined with available borrowings under its credit facility, will be sufficient to allow the Company to continue operations for the next 12 months. Significant changes from the Company’s current forecast, including but not limited to: (i) shortfalls from projected sales levels, (ii) unexpected increases in product costs, (iii) increases in operating costs, and/or (iv) changes in the historical timing of collecting accounts receivable could have a material adverse impact on the Company’s liquidity. This could force the Company to make further reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations, and future prospects. The Company may seek debt, equity or equity-based financing (such as convertible debt) when market conditions permit.

The Company’s recurring losses and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Overland Storage (Europe) Ltd., Overland Storage SARL, and Overland Storage GmbH. All significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Certain prior year amounts have been reclassified to conform to the fiscal 2013 presentation.

Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information and actual results could differ from those estimates.

Revenue Recognition

Revenue from sales of products is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured and delivery has occurred. Under this policy, revenue on direct product sales, excluding sales to distributors, is recognized upon shipment of products to customers. These customers are not entitled to any specific right of return or price protection, except for any defective product that may be returned under the Company’s warranty policy.

Generally, title and risk of loss transfer to the customer when the product leaves the Company’s dock. Product sales to distribution customers are subject to certain rights of return, stock rotation privileges and price protection. Because the Company is unable to estimate its exposure for returned product or price adjustments, revenue from shipments to these customers is not recognized until the related products are in turn sold to the ultimate customer by the distributor. For products for which software is more than an incidental component, the Company recognizes revenue in accordance with current authoritative guidance for software revenue recognition.

Warranty and Extended Warranty

The Company records a provision for estimated future warranty costs for both return-to-factory and on-site warranties. If future actual costs to repair were to differ significantly from estimates, the impact of these unforeseen costs or cost reductions would be recorded in subsequent periods.

Separately priced extended on-site warranties and service contracts are offered for sale to customers on all product lines. The Company contracts with third-party service providers to provide service relating to on-site warranties and service contracts. Extended warranty and service contract revenue and amounts paid in advance to outside service organizations are deferred and recognized as service revenue and cost of service, respectively, over the period of the service agreement. The Company had $1.9 million and $3.9 million in deferred costs related to deferred service revenue at June 30, 2013 and 2012, respectively.

In addition, the Company had $0.2 million and $0.4 million in deferred software revenue at June 30, 2013 and 2012, respectively, which is not included in the table below.

Changes in the liability for product warranty and deferred revenue associated with extended warranties and service contracts were as follows (in thousands):

	Product Warranty	Deferred Revenue
Liability at June 30, 2011	$1,398	$12,776
Settlements made during the period	(872)	(14,807)
Change in liability for warranties issued during the period	658	13,770
Change in liability for pre-existing warranties	102	—

Liability at June 30, 2012	1,286	11,739
Settlements made during the period	(530)	(13,411)
Change in liability for warranties issued during the period	394	12,026
Change in liability for pre-existing warranties	(360)	—

Liability at June 30, 2013	$790	$10,354

Shipping and Handling

Amounts billed to customers for shipping and handling are included in product revenue, and costs incurred related to shipping and handling are included in cost of product.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were $0.7 million and $0.4 million for fiscal years 2013 and 2012, respectively.

Research and Development Costs

Research and development costs are expensed as incurred. Software development costs are expensed until technological feasibility has been established, at which time any additional costs are capitalized. Because the Company believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility, which occurs upon the completion of a working model, no costs were capitalized during fiscal 2013 and 2012.

Segment Data

The Company reports segment data based on the management approach. The management approach designates the internal reporting that is used by management for making operating and investment decisions and evaluating performance as the source of the Company’s reportable segments. The Company uses one measurement of profitability and does not disaggregate its business for internal reporting. The Company has determined that it operates in one segment providing data storage solutions for small and medium businesses and distributed enterprises. The Company discloses information about products and services, geographic areas and major customers.

Information about Products and Services

The following table summarizes net revenue by product (in thousands):

	Fiscal Year
	2013	2012

Tape-based products:
NEO SERIES ®	$15,409	$18,732
Disk-based products:
REO SERIES ®	615	1,094
SnapServer ®	8,987	9,916

	9,602	11,010
Service	19,183	24,252
Spare parts and other	3,826	5,638

	$48,020	$59,632

Information about Geographic Areas

The Company markets its products domestically and internationally, with its principal international market being Europe. Revenue is attributed to the location to which the product was shipped. Long-lived assets are based on location of domicile.

The following table summarizes net revenue and long-lived assets by geographic area (in thousands):

	Net Revenue	Long-lived Assets
Fiscal 2013
United States	$23,035	$1,965
France	5,746	11
Netherlands	2,463	—
United Kingdom	3,308	19
Germany	3,598	19
Europe (other than UK, France, Germany and Netherlands)	3,476	—
Singapore	1,535	—
Other foreign countries	4,859	—

	$48,020	$2,014

Fiscal 2012
United States	$27,544	$1,390
France	7,458	11
Netherlands	4,867	—
United Kingdom	4,201	12
Germany	3,741	33
Europe (other than UK, France, Germany and Netherlands)	3,636	—
Singapore	2,074	—
Other foreign countries	6,111	—

	$59,632	$1,446

Cash and Cash Equivalents

Highly liquid investments with insignificant interest rate risk and original maturities of three months or less, when purchased, are classified as cash equivalents. Cash equivalents are composed of money market funds. The carrying amounts approximate fair value due to the short maturities of these instruments.

Accounts Receivable and Allowance for Doubtful Accounts

The Company records accounts receivable at the invoice amount and does not charge interest thereon. The Company estimates its allowance for doubtful accounts based on an assessment of the collectibility of specific accounts and the overall condition of the accounts receivable portfolio. When evaluating the adequacy of the allowance for doubtful accounts, the Company analyzes specific trade and other receivables, historical bad debts, customer credits, customer concentrations, customer credit-worthiness, current economic trends and changes in customers’ payment terms and/or patterns. The Company reviews the allowance for doubtful accounts on a quarterly basis and records adjustments as considered necessary. Customer accounts are written-off against the allowance for doubtful accounts when an account is considered uncollectible.

The following table summarizes the changes in allowance for doubtful accounts (in thousands):

Fiscal year	Balance at Beginning of Year	Charged to Expense	Write-offs, Net of Recoveries	Balance at End of Year
2013	$222	$(36)	$(92)	$94
2012	$277	$(23)	$(32)	$222

Inventories

Inventories are stated at the lower of cost or market using the first-in-first-out method. The Company assesses the value of its inventories periodically based upon numerous factors including, among others, expected product or material demand, current market conditions, technological obsolescence, current cost and net realizable value. If necessary, the Company adjusts its inventory for obsolete or unmarketable inventory by an amount equal to the difference between the cost of the inventory and the estimated market value.

Property and Equipment

Property and equipment are recorded at cost. The Company also capitalizes qualifying internal use software costs incurred during the application development stage. Depreciation expense is computed using the straight-line method. Leasehold improvements are depreciated over the shorter of the remaining estimated useful life of the asset or the term of the lease.

Estimated useful lives are as follows:

Machinery and equipment	3-5 years
Furniture and fixtures	5 years
Computer equipment and software	1-5 years

Expenditures for normal maintenance and repair are charged to expense as incurred, and improvements are capitalized. Upon the sale or retirement of property or equipment, the asset cost and related accumulated depreciation are removed from the respective accounts and any gain or loss is included in the results of operations.

Long-lived Assets

The Company evaluates the recoverability of long-lived assets, including property and equipment and certain identifiable intangible assets, in accordance with current accounting rules. The Company tests for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company’s consideration includes, but is not limited to, the following events or changes as potential indicators of non-recoverability:

•	Significant underperformance relative to historical or projected future operating results.

•	Significant changes in the manner of use of the assets or the strategy for the Company’s overall business.

•	Significant decrease in the market value of the assets.

•	Significant negative industry or economic trends.

When the carrying value is not considered recoverable, an impairment loss for the amount by which the carrying value of a long-lived asset exceeds its fair value is recognized, with an offsetting reduction in the carrying value of the related asset. If the Company’s future results are significantly different than forecasted, the Company may be required to further evaluate its long-lived assets for recoverability and such analysis could result in an impairment charge in a future period. In fiscal 2013 and 2012, there were no impairments recognized.

Deferred Rent

Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent expense and amounts paid under the lease agreements is recorded in other liabilities in the accompanying consolidated balance sheet.

Foreign Currency Translation

The financial statements of foreign subsidiaries, for which the functional currency is the local currency, are translated into U.S. dollars using the exchange rate at the balance sheet date for assets and liabilities and a weighted-average exchange rate during the year for revenue, expenses, gains and losses. Translation adjustments are recorded as other comprehensive income (loss) within shareholders’ equity. Gains or losses from foreign currency transactions are recognized in income. Such transactions resulted in a loss of $19,000 for fiscal 2013 and a gain of $173,000 for fiscal 2012.

Income Taxes

The Company provides for income taxes utilizing the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes generally represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when a judgment is made that it is considered more likely than not that a tax benefit will not be realized. A decision to record a valuation allowance results in an increase in income tax expense or a decrease in income tax benefit. If the valuation allowance is released in a future period, income tax expense will be reduced accordingly.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. The impact of an uncertain income tax position is recognized at the largest amount that is “more likely than not” to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

Comprehensive Loss

Comprehensive loss and its components encompasses all changes in equity other than those with stockholders, includes net loss and foreign currency translation adjustments, and are disclosed in a separate statement of comprehensive loss.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable, which are generally not collateralized. To reduce credit risk, the Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses and sales returns.

A significant portion of revenue is concentrated with a limited number of customers. Aggregated revenues from two customers comprised 24.4% and 17.0% of total consolidated revenues in fiscal 2013 and 2012, respectively. Aggregated accounts receivable from two customers comprised 31.1% and 27.7% of total accounts receivable at the end of fiscal 2013 and 2012, respectively.

Net Loss per Share

Basic net loss per share is computed by dividing net loss applicable to common shareholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed based on the weighted-average number of shares of common stock outstanding during the period increased by the weighted-average number of dilutive common stock equivalents outstanding during the period, using the treasury stock method. Dilutive common stock equivalents are comprised of options granted under the Company’s stock option plans, employee stock purchase plan (“ESPP”) share purchase rights and common stock purchase warrants. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company’s net loss position.

Anti-dilutive common stock equivalents excluded from the computation of diluted net loss per share were as follows (in thousands):

	Fiscal Year
	2013	2012
Restricted stock not yet vested and released	2,645	4,049
Options outstanding and ESPP share purchase rights	1,663	978
Common stock purchase warrants	13,634	12,637
Convertible notes	10,192	—
Convertible notes interest	3,978	—

Share-based Compensation

The Company accounts for share-based awards, and similar equity instruments, granted to employees and non-employee directors under the fair value method. Share-based compensation award types include stock options, restricted stock, and stock appreciation rights (“SAR”) awards. The Company typically uses the Black-Scholes option pricing model to estimate the fair value of its option awards on the measurement date, which generally is the date of grant. The cost is recognized over the requisite service period (usually the vesting period) for the estimated number of instruments for which service is expected to be rendered.

Compensation expense associated with options with graded vesting is recognized pursuant to an accelerated method. Compensation expense associated with restricted stock is recognized over the vesting period using the straight-line method.

The Company has not recognized, and does not expect to recognize in the near future, any tax benefit related to share-based compensation cost as a result of the full valuation allowance of the Company’s net deferred tax assets and its net operating loss carryforwards.

The Company recorded the following compensation expense related to its share-based compensation awards (in thousands):

	Fiscal Year
	2013	2012
Cost of product sales	$135	$89
Sales and marketing	1,006	782
Research and development	319	476
General and administrative	3,310	3,647

	$4,770	$4,994

Fair Value of Financial Instruments

The Company’s financial instruments including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments. The carrying amount of the Company’s borrowings under its credit facility approximates its fair value as the interest rate of the credit facility is substantially comparable to rates offered for similar debt instruments. The fair value of the Company’s convertible notes is estimated at $11.5 million using an estimated interest rate of 12%, and is classified within Level 3 of the fair value hierarchy. At June 30, 2013, the carrying value of the convertible notes was $13.25 million.

The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used in measuring fair value as follows:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets or liabilities,

Level 2 —	Inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data, and

Level 3 —	Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

Recently Issued Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The provisions of ASU No. 2013-02 require companies to present current-period reclassifications out of accumulated other comprehensive income and other amounts of current-period other comprehensive income separately by each component of other comprehensive income on the face of the financial statements or in the notes. This update is effective prospectively for reporting periods beginning after December 15, 2012. In January 2013, the Company adopted ASU No. 2013-02, and such adoption did not impact the consolidated financial position or results of operations as the requirements are disclosure only in nature.

NOTE 2 — COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

The following table summarizes inventories (in thousands):

	June 30,
	2013	2012
Raw materials	$3,496	$3,661
Work in process	857	1,519
Finished goods	6,001	5,478

	$10,354	$10,658

The following table summarizes other current assets (in thousands):

	June 30,
	2013	2012
Deferred cost - service contracts	$1,192	$2,694
Short-term deposits	119	361
Prepaid insurance and services	355	395
VAT receivable	155	268
Other	102	61

	$1,923	$3,779

The following table summarizes property and equipment (in thousands):

	June 30,
	2013	2012
Computer equipment	$2,140	$1,296
Machinery and equipment	727	797
Leasehold improvements	563	501
Furniture and fixtures	79	75
Construction in progress	419	255

	3,928	2,924
Accumulated depreciation and amortization	(1,914)	(1,478)

	$2,014	$1,446

Depreciation and amortization expense for property and equipment was $0.6 million and $0.5 million in fiscal 2013 and 2012, respectively.

The following table summarizes other assets (in thousands):

	June 30,
	2013	2012
Deferred cost – service contracts	$702	$1,186
Other	287	127

	$989	$1,313

The following table summarizes accrued liabilities (in thousands):

	June 30,
	2013	2012
Deferred revenue – service contracts	$7,533	$8,613
Accrued expenses	3,955	4,156
Accrued third-party service contracts	1,048	2,085
Deferred revenue – distributors	199	487

	$12,735	$15,341

The following table summarizes other long-term liabilities (in thousands):

	June 30,
	2013	2012
Deferred revenue – service contracts	$2,975	$3,569
Deferred rent	782	1,203
Accrued third-party service contracts	125	185
Other	3	3

	$3,885	$4,960

NOTE 3 — INTANGIBLE ASSETS

Intangible assets, net, primarily consists of customer contracts and trade names acquired in the June 2008 acquisition of SnapServer, which have been assigned an estimated useful life of 6 years. The intangible assets are being amortized on a straight-line basis over their estimated useful lives.

The following table summarizes intangible assets (in thousands):

	June 30,
	2013	2012
Acquired technology	$1,928	$1,928
Customer contracts and trade names	3,853	3,853

	5,781	5,781
Less: Accumulated amortization	(5,129)	(4,432)

	$652	$1,349

Amortization expense of intangible assets was $0.7 million and $1.1 million during fiscal 2013 and 2012, respectively. Estimated amortization expense for intangible assets will be $0.7 million in fiscal 2014.

NOTE 4 — DEBT

Credit Facility

In August 2011, the Company entered into a loan and security agreement, or credit facility, which allows for revolving cash borrowings up to $8.0 million. The proceeds of the credit facility may be used to fund the Company’s working capital and to fund its general business requirements. The obligations under the credit facility are secured by substantially all assets of the Company other than 65% of the stock of its foreign subsidiaries which are pledged under the Company’s convertible notes. Borrowings under the credit facility bear interest at the prime rate (as defined in the credit facility) plus a margin of either 1.00% or 1.25%, depending on the Company’s liquidity coverage ratio. The Company is also obligated to pay other customary facility fees and arrangement fees for a credit facility of this size and type. At June 30, 2013, the interest rate on the credit facility was 4.25%.

The credit facility requires the Company to comply with a liquidity coverage ratio and contains customary covenants, including covenants that limit or restrict the Company’s and its subsidiaries’ ability to incur liens and indebtedness, make certain types of payments, merge or consolidate, and make dispositions of assets. The credit facility specifies customary events of default (some of which are subject to applicable grace or cure periods), including, among other things, non-payment defaults, covenant defaults, cross-defaults to other material indebtedness, bankruptcy and insolvency defaults, and material judgment defaults. Upon the occurrence of an event of default under the credit facility, the lender may cease making loans, terminate the credit facility, and declare all amounts outstanding to be immediately due and deduct such amounts from the Company’s lockbox account on deposit with the bank. At June 30, 2013, the Company was in compliance with all covenants of the credit facility.

At June 30, 2013 and 2012, $3.5 million was outstanding on the credit facility and recorded as long-term debt, and an external borrowing capacity of $3.1 million remained. No payments are due within the next 12 months. While the credit facility is recorded as long-term debt, it is a revolving line of credit and borrowings and payments are presented on a net basis in the consolidated statement of cash flows.

In August 2013, the Company amended its Silicon Valley Bank credit facility to, among other things, extend the maturity date to August 7, 2015 and add a separate credit line of $750,000 for letters of credit, foreign exchange contracts and cash management, which is in addition to the existing $8.0 million revolving line of credit.

Convertible Notes

In February 2013, the Company entered into a Note Purchase Agreement (the “NPA”) with the note purchaser’s party thereto (the “Purchasers”), which was amended in March 2013. The Company sold to the Purchasers convertible notes (the “Notes”) of the Company in an aggregate original principal amount of $13.25 million. The Notes are scheduled to mature in February 2017 and bear interest at a rate of 8% per annum, payable semi-annually. Debt issuance costs of $0.2 million have been included in other assets and will be amortized over the term of the Notes. At June 30, 2013, the Notes principal balance was $13.25 million and has been recorded as long-term debt. No payments of principal are due within the next 12 months.

The Company may, subject to certain limitations, pay interest in cash or in shares of common stock at its option beginning the quarter ended June 30, 2013, provided that at any time that the Purchasers hold 20% or more of the then outstanding common stock, the Purchasers (and not the Company) have the option to determine whether the applicable interest payment payable to the Purchasers during such time is payable in cash or shares of common stock. The number of shares of common stock that may be issued as payment of interest on the Notes will be determined by dividing the amount of interest due to the holder of the Notes by the volume weighted average of the closing prices of one share of the common stock as reported on the NASDAQ Capital Market for the 20 consecutive trading days up to and including the trading day on the third trading day prior to the valuation date, using the interest payment due date at the valuation date; provided the Company may not pay interest in shares of common stock at a price per share lower than $0.98 (as adjusted from time to time for items such as stock splits, combinations, reclassifications, or recapitalizations). In the event of a share price lower than $0.98 per share, the Company has the option to pay interest in a combination of shares of common stock and cash so long as the number of shares of common stock that the Company issues does not exceed the quotient obtained by dividing the interest payable at such time by $0.98, and the difference between the amount of the interest paid in shares and the average closing price of the shares of common stock, determined as described above, will be payable in cash. Interest expense for the Notes was $0.4 million in fiscal 2013.

Any Purchaser may elect to convert all or a portion of the outstanding principal amount of such Purchaser’s Note into shares of common stock (subject to certain limitations) in an amount equal to the principal amount of the Notes being converted divided by $1.30 per share subject to adjustment as set forth in the NPA, such as stock splits.

The Notes will automatically convert into shares of common stock on the first trading day immediately following the date that the closing bid price of the common stock exceeds two times the conversion price of $1.30 for ten consecutive trading days.

If certain conditions are met with respect to ongoing litigation, the Company has an option to repay a portion of the debt prior to the maturity date.

The obligations under the Notes are secured by a pledge of 65% of the Company’s stock in each of its foreign subsidiaries.

The NPA contains customary covenants, including covenants that limit or restrict the Company’s ability to incur liens, incur indebtedness, or make certain restricted payments. Upon the occurrence of an event of default under the NPA, the Purchasers may declare all amounts outstanding to be immediately due and payable. The NPA specifies a number of events of default (some of which are subject to applicable grace or cure periods), including, among other things, non-payment defaults, covenant defaults, cross-defaults to other material indebtedness, bankruptcy and insolvency defaults and material judgment defaults. In the event of default, the interest rate shall automatically increase to 11%. The Company has also granted certain registration rights to the Notes’ Purchasers. At June 30, 2013, the Company was in compliance with all covenants of the Notes.

NOTE 5 — INCOME TAXES

The Company recognizes the impact of an uncertain income tax position on its income tax return at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

The following is a summary of the changes in the amount of unrecognized tax benefits (in thousands):

	Fiscal Year
	2013	2012
Unrecognized tax benefits at the beginning of the period	$307	$383
Decrease related to prior periods	—	(76)
Increase related to prior periods	366	—

Unrecognized tax benefits	$673	$307

At June 30, 2013, there were no unrecognized tax benefits presented as a component of long-term liabilities in the accompanying consolidated balance sheet. At June 30, 2013, there was $0.7 million presented as a reduction of the related deferred tax asset for which there is full valuation allowance, of which $0.5 million will affect the effective tax rate if recognized. However, the portion that would be recognized as an increase to deferred tax assets may result in a corresponding increase in the valuation allowance at the time of recognition resulting in no net effect to the effective tax rate, depending upon the Company’s assessment of the likelihood of realization of the tax benefits at the time they are recognized.

The Company believes it is reasonably possible that, within the next twelve months, the amount of unrecognized tax benefits may remain unchanged. The Company recognizes interest and penalties related to unrecognized tax benefits in its provision for income taxes. The Company had no material accrual for interest and penalties on its consolidated balance sheet at fiscal years ended June 30, 2013 and 2012, and recognized no interest and/or penalties in the consolidated statement of operations for the fiscal years ended June 30, 2013 and 2012.

The Company is subject to federal and state taxation in the United States and also in certain foreign tax jurisdictions. Generally, the Company’s tax returns for fiscal 2010 and forward are subject to examination by the U. S. federal tax authorities and fiscal 2009 and forward are subject to examination by state tax authorities.

The Company’s ability to use its net operating loss and research and development credit carryforwards may be substantially limited due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended, as well as similar state provisions. The Company has not completed a study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company became a “loss corporation” under the definition of Section 382. Due to the existence of the valuation allowance, it is not expected that any possible limitation will have an impact on the results of operations or financial position of the Company.

The components of loss before income taxes were as follows (in thousands):

	Fiscal Year
	2013	2012
Domestic	$(20,031)	$(16,677)
Foreign	549	595

	$(19,482)	$(16,082)

The provision for income taxes includes the following (in thousands):

	Fiscal Year
	2013	2012
Current:
Federal	$—	$(15)
State	24	(57)
Foreign	141	151

Total current	$165	$79

A reconciliation of income taxes computed by applying the federal statutory income tax rate of 34.0% to loss before income taxes to the total income tax provision reported in the accompanying consolidated statements of operations is as follows (in thousands):

	Fiscal Year
	2013	2012
Federal income tax at statutory rate	$(6,624)	$(5,469)
State income taxes, net of federal benefit	(516)	(876)
Increase in valuation allowance	6,238	6,159
Share-based compensation expense	926	103
Net operating loss carryback	—	—
Foreign dividend	—	—
Federal research and development tax credit	—	(129)
Permanent differences	141	291

Total provision for income taxes	$165	$79

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are shown below. A full valuation allowance has been recorded, as realization of such assets is uncertain. Deferred income taxes are comprised as follows (in thousands):

	June 30,
	2013	2012
Deferred tax assets:
Net operating loss carryforward	$52,430	$45,061
Warranty and extended warranty	1,348	1,635
Property and equipment	88	362
Capital loss carryforward	1,109	1,162
Tax credits	3,258	3,243
Inventory	1,362	1,751
Share-based compensation	1,850	1,999
Intangible assets	1,601	1,612
Deferred compensation	143	117
Allowance for doubtful accounts	34	84
Other	304	263

Deferred tax asset, gross	63,527	57,289

Valuation allowance for deferred tax assets	(63,527)	(57,289)

Deferred tax asset, net	$—	$—

At June 30, 2013, the Company has federal and state net operating loss carryforwards of $139.6 million and $93.5 million, respectively. These amounts include share-based compensation deductions of $1.0 million that will be recorded to contributed capital when realized. The remaining federal net operating loss will begin expiring in 2023, unless previously utilized. State net operating loss carryforwards generally begin to expire in 2014, unless previously utilized.

At June 30, 2013, the Company had federal and California research and development tax credit carryforwards totaling $1.2 million and $3.1 million, respectively. The California research credit may be carried forward indefinitely. The federal research credit will begin expiring in 2025 unless previously utilized. In addition, the Company has foreign tax credit carryforwards totaling $0.3 million, which will begin expiring in 2015 unless previously utilized. The Company has federal alternative minimum tax credit carryforwards totaling $0.2 million which can be carried forward indefinitely.

NOTE 6 — EQUITY

Sale of Common Stock

In February 2013, in a private placement transaction, the Company sold an aggregate of 1,020,409 shares of its common stock at $0.98 per share for gross proceeds of $1.0 million and net proceeds of approximately $0.9 million.

In March 2012, the Company sold an aggregate of 3,640,000 shares of its common stock at $2.00 per share for gross proceeds of approximately $7.3 million and net proceeds of approximately $6.6 million.

Issuance of Common Stock for Payment of Interest

In June 2013, the Company issued an aggregate of 348,490 shares of common stock at $1.15 per share to the holders of its outstanding convertible notes as payment of interest on such notes.

Warrants

In connection with the Company’s March 2011 private placement, the Company issued warrants to purchase up to 3,807,331 shares of common stock. Each warrant has an exercise price of $1.71 per share of common stock. The warrants are immediately exercisable and have a five-year term. In connection with the offering and as partial compensation for the placement agent’s services, the Company issued to the placement agent a warrant initially exercisable to purchase up to 259,591 shares of common stock at an exercise price of $1.71 per share; with other terms also substantially the same as the warrants issued to the purchasers. During fiscal 2013 and 2012, the Company issued zero and 12,464 shares of common stock, respectively, upon exercise of certain of these outstanding warrants.

In connection with the Company’s February 2010 private placement, the Company issued warrants to purchase up to 6,373,266 shares of common stock with an exercise price of $2.583 per share. In connection with this transaction, the Company issued a warrant to purchase up to 180,865 shares of common stock at an exercise price of $2.952 per share to the placement agent. The warrants are immediately exercisable, have a five-year term, and provide for weighted-average anti-dilution protection in the event that the Company issues additional securities at a price less than the then-effective exercise price of the warrants. Reflective of previous anti-dilution adjustments, the number of outstanding warrants to purchase shares of common stock associated with the February 2010 private placement at June 30, 2012 was 8,368,135 shares with a per share strike price of $1.967. As part of the February 2013 sale of common stock, and the payment of convertible notes interest in shares of common stock, the number of shares of common stock was adjusted from 8,368,135 shares to 9,295,459 shares, net of shares previously issued, and the per share strike price of such warrants was proportionately decreased from $1.967 to $1.756, each as a result of the weighted-average anti-dilution provisions in the warrants. During fiscal 2013 and 2012, the Company issued zero and 70,203 shares of common stock, respectively, upon exercise of certain of these outstanding warrants.

In connection with the Company’s November 2009 public offering, the Company issued a warrant for the purchase of 103,500 shares of the Company’s common stock at $2.625 per share to the underwriter of the offering. The warrant may be exercised at any time beginning on October 25, 2010 and ending on October 30, 2014. As of June 30, 2013, the warrant had not been exercised.

NOTE 7 — SHARE-BASED COMPENSATION

Equity Compensation Plans

The Company has three active stock option plans administered by the Compensation Committee of the Board of Directors. As of June 30, 2013, the Company had reserved an aggregate of 6.2 million shares of common stock for issuance under its three active plans : the 2000 Stock Option Plan (“2000 Plan”), the 2003 Equity Incentive Plan (“2003 Plan”) and the 2009 Equity Incentive Plan (“2009 Plan”) (collectively, the “Option Plans”). The Option Plans provide for the granting of stock and option awards. Currently, the Company may grant new awards only under the 2009 Plan. The 2009 Plan provides for the granting of restricted stock, stock units, stock options and stock appreciation rights. The Option Plans were approved by the Company’s shareholders. The Compensation Committee may also grant options outside of the Option Plans as an inducement to an employee commencing employment with the Company (“Inducement Options”). As of June 30, 2013, the Company had reserved an aggregate of 0.5 million shares of common stock for the issuance of Inducement Options.

Option and stock awards granted generally vest over a three-year period. Option awards generally expire after a period not to exceed six years, except in the event of termination, whereupon vested shares must be exercised generally within three months under the 2009 Plan and 2003 Plan and within 30 days under the 2000 Plan, or upon death or disability, in which case an extended six- or twelve-month exercise period is specified. As of June 30, 2013, approximately 2.3 million shares were available for grant in the future under the Option Plans.

Stock Options

The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model, which uses the weighted-average assumptions noted in the following table.

	Fiscal Year
	2013	2012
Expected volatility	78.6%	75.0%
Risk-free interest rate	0.9%	1.1%
Dividend yield	—	—
Expected term (in years)	6	6

The Company utilizes a volatility study for expected volatility, which takes into account such factors as the overall market conditions, the industry sector, and the expected and realistic pricing of equity instruments in the marketplace and is generally reflective of both historical and implied volatility. The Company applies a forfeiture rate based upon historical pre-vesting option cancellations. The risk-free interest rate is determined based upon a constant maturity U.S. Treasury security with a contractual life approximating the expected term of the option. The expected term of options granted is estimated based on a number of factors, including but not limited to the vesting term of the award, historical employee exercise behavior (for both options that have run their course and outstanding options), the expected volatility of the Company’s stock and an employee’s average length of service.

Option activity is summarized below (shares and aggregate intrinsic value in thousands):

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Options outstanding at June 30, 2011	1,951	$2.73
Granted	334	2.30
Exercised	(213)	1.76
Canceled, forfeited or modified	(410)	3.14

Options outstanding at June 30, 2012	1,662	2.66
Granted	534	1.58
Exercised	(34)	1.32
Canceled, forfeited or modified	(375)	3.62

Options outstanding at June 30, 2013	1,787	$2.16	3.51	$128

Exercisable outstanding at June 30, 2013	1,403	$2.31	3.11	$119

The following table summarizes information about stock options (in thousands, except per share amounts):

	Fiscal Year
	2013	2012
Weighted-average grant date fair value per share of options granted with exercise prices:
Equal to fair value	$1.05	$1.50
Intrinsic value of stock options exercised	$10	$138
Cash received upon exercise of stock options	$40	$374
Actual tax benefit realized for the tax deductions from stock option exercise	$—	$—
Total income tax benefit recognized in the statement of operations	$—	$—

Restricted Stock

The following table summarizes information about restricted stock unit and awards activity (in thousands, except per share amounts):

	Number of Shares	Weighted- Average Grant Date Fair Value
Outstanding:
Restricted stock — June 30, 2011	4,735	$2.49
Granted	1,096	2.20
Vested and released	(1,089)	2.11
Canceled, forfeited or modified	(693)	2.53

Restricted stock — June 30, 2012	4,049	2.51
Granted	446	1.63
Vested and released	(1,682)	2.50
Canceled, forfeited or modified	(168)	2.06

Restricted stock— June 30, 2013	2,645	$2.39

The fair value of each restricted stock unit or award is the market price of the Company’s stock on the date of grant and typically vests over three years. In fiscal 2013 and 2012, the fair value of restricted stock that vested was $4.2 million and $2.3 million, respectively. The Company recognized $4.2 million in both fiscal 2013 and 2012 for share-based compensation expense related to these awards.

As of June 30, 2013, there was a total of $4.7 million of unrecognized compensation expense related to unvested equity-based compensation awards under the Option Plans and the Inducement Options. The expense associated with non-vested stock and options awards granted prior to June 30, 2013 is expected to be recognized over a weighted-average period of 1.1 years.

Stock Appreciation Rights

In June 2011, the Company modified options, which had been granted to certain executives during fiscal 2010 to purchase 1.6 million shares of the Company’s common stock, and reissued the options as SAR awards. No other terms of the awards changed. The purpose of the amendment and reissuance was to provide that, upon exercise, the SAR would be settled in cash or stock, at the discretion of the Company. Based on the SAR settlement provisions, and the Company’s intentions, this modification changed these awards from equity-based instruments to liability-based instruments. As such, the fair value of the SAR awards is recalculated at each subsequent reporting period until settlement, and recorded as an adjustment to the liability. The Company uses a Black-Scholes valuation model to determine the fair value and recorded a current liability of $0.5 million and $1.3 million as of June 30, 2013 and 2012, respectively.

As of June 30, 2013, there were 1.6 million SAR awards vested with an exercise price of $2.49, a remaining contractual term of 2.6 years, and no intrinsic value. No SAR awards were exercised during fiscal 2013 and 2012.

2006 Employee Stock Purchase Plan

In February 2007, the Company adopted the 2006 Employee Stock Purchase Plan (“2006 ESPP”). As of June 30, 2013, 541,000 shares of common stock were reserved for issuance under the 2006 ESPP.

Offerings under the 2006 ESPP are for a duration of six months and consist of one purchase interval. The 2006 ESPP limits stock purchases to (i) no more than $25,000 worth of stock in any calendar year and (ii) no more than 2,500 shares per individual per offering. Shares are purchased at 85% of the lower of the beginning or end of the period price. During fiscal 2013 and 2012, the Company issued 133,590 and 80,672 shares, respectively, and recognized approximately $30,000 and $25,000 as share-based compensation in fiscal 2013 and 2012, respectively.

NOTE 8 — 401K PLAN

The Company maintains an employee savings and retirement plan (the “401(k) Plan”) covering all of the Company’s employees. The 401(k) Plan permits but does not require matching contributions by the Company on behalf of participants. The Company does not make matching contributions.

NOTE 9 — COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office, production and sales facilities under non-cancelable operating leases that expire in various years through fiscal year 2020. The leases provide for biennial or annual rent escalations intended to approximate increases in cost of living indices, and certain of the leases provide for rent abatement. The San Diego headquarter’s lease expires in February 2014 and has a five-year option to renew. The San Jose facility’s lease expires in May 2017 and has a five-year option to renew.

Future minimum lease payments under these arrangements are as follows (in thousands):

Minimum Lease Payments
Fiscal 2014	$2,282
Fiscal 2015	828
Fiscal 2016	654
Fiscal 2017	613
Fiscal 2018	38
Thereafter	57

$4,472

Rental expense is recognized on a straight-line basis over the respective lease terms and was $2.7 million and $2.6 million in fiscal 2013 and 2012, respectively.

Litigation

From time to time, the Company may be involved in various lawsuits, legal proceedings or claims that arise in the ordinary course of business. Management does not believe any legal proceedings or claims pending at June 30, 2013 will have, individually or in the aggregate, a material adverse effect on its business, liquidity, financial position or results of operations. Litigation, however, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company’s business.

In August and October 2010, the Company filed patent infringement lawsuits in the United States District Court for the Southern District of California and United States International Trade Commission (“ITC”), respectively, against various parties. Both lawsuits claim infringement of two of the Company’s U.S. Patents, Nos. 6,328,766 and 6,353,581.

In November 2011, the Company entered into a multi-year settlement and cross-licensing agreement with IBM pursuant to which the Company released all claims it had against IBM and Dell Inc. in the United States District Court for the Southern District of California and at the ITC. However, the Company’s infringement case against BDT AG and its affiliates continues.

In July 2012, the ITC released the public version of the Initial Determination, which finds that the six asserted claims of U.S. Patent No. 6,328,766 are valid. The Initial Determination finds no infringement of United States Patent No. 6,353,581. In November 2012, the full Commission issued an opinion that did not revisit the Chief Administrative Law Judge’s conclusion that BDT’s customers directly infringe every asserted claim of U.S. Patent No. 6,328,766, and affirmed the validity of the asserted claims of U.S. Patent No. 6,353,581. The Commission remanded certain aspects of the Chief Administrative Law Judge’s validity findings for U.S. Patent No. 6,328,766. In December 2012, the Commission granted us a petition for reconsideration and further remanded the determination of whether BDT directly or indirectly infringes certain claims of U.S. Patent No. 6,353,581 to the Chief Administrative Law Judge. In March 2013, the Chief Administrative Law Judge of the ITC issued a public notice of the Remand Initial Determination. The Remand Initial Determination held that there is no infringement of certain claims of U.S. Patent No. 6,353,581, and that the six asserted claims of U.S. Patent No. 6,328,766 are invalid as anticipated. In April 2013, the ITC issued a public notice of the Remand Initial Determination. In May 2013, the ITC granted in part the Company’s request to review the Remand Initial Determination, and reviewed the findings that BDT’s FlexStor II ® product line does not infringe one claim of U.S. Patent No. 6,353,581, and that the asserted claims of U.S. Patent No. 6,328,766 are invalid as anticipated.

In June 2012, the Company filed five additional patent infringement lawsuits in the United States District Court for the Southern District of California against seven companies. In these lawsuits the Company has asserted claims of infringement on one or both of the following U.S. Patent Nos. owned by the Company: 6,328,766 and 6,353,581, against the following defendants: Quantum Corporation, based in San Jose, California; Spectra Logic Corporation, based in Boulder, Colorado; PivotStor, Inc., based in Irvine, California; Qualstar Corporation, based in Simi Valley, California; Tandberg Data GmbH, based in Germany; Tandberg Data Corp., based in Westminster, Colorado; and Venture Corporation Limited, based in Singapore. In February 2013, the Company filed a joint motion to dismiss its case against Tandberg without prejudice.

In August 2012, Quantum Corporation (“Quantum”) filed counterclaims against the Company in the United States District Court for the Southern District of California action, alleging trademark infringement and unfair competition claims, and infringement of U.S. Patent Nos. 5,491,812, 6,542,787, 6,498,771 and 5,925,119 by its products. In April 2013, Quantum filed a complaint against the Company in the United States District Court for the Southern District of California alleging infringement of U.S. Patent No. 7,263,596 by the Company’s products. Quantum is seeking monetary damages from the Company and injunctive relief.

In May 2013, Safe Storage LLC (“Safe Storage”), a Delaware limited liability company, filed a complaint against the Company in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,978,346 by the Company’s products. Safe Storage is seeking monetary damages from the Company and injunctive relief.

NOTE 10 — SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables present selected quarterly financial information (in thousands, except per share data) for the periods indicated. This information has been derived from the Company’s unaudited quarterly consolidated condensed financial statements, which in the opinion of management include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such information. These operating results are not necessarily indicative of results for any future period.

	Fiscal 2013
	Q1	Q2	Q3	Q4	Total
Net revenue	$11,711	$12,599	$11,642	$12,068	$48,020
Gross profit	3,943	4,597	3,852	4,408	16,800
Loss from operations	(4,663)	(4,112)	(5,138)	(4,962)	(18,875)
Loss before income taxes	(4,814)	(4,205)	(5,082)	(5,381)	(19,482)
Net loss	(4,863)	(4,273)	(5,086)	(5,425)	(19,647)
Net loss per share:
Basic and diluted (1)(2)	$(0.17)	$(0.15)	$(0.17)	$(0.18)	$(0.68)

	Fiscal 2012
	Q1	Q2	Q3	Q4	Total
Net revenue	$14,075	$15,105	$15,152	$15,300	$59,632
Gross profit	4,587	5,022	4,710	4,841	19,160
Loss from operations	(5,442)	(4,250)	(3,690)	(3,632)	(17,014)
Loss before income taxes	(5,236)	(4,284)	(3,874)	(2,688)	(16,082)
Net loss	(5,355)	(4,292)	(3,820)	(2,694)	(16,161)
Net loss per share:
Basic and diluted (1)(2)	$(0.23)	$(0.18)	$(0.16)	$(0.10)	$(0.66)

(1)	Net loss per share is computed independently for each quarter and the full year based upon respective weighted-average shares outstanding. Therefore, the sum of the quarterly earnings per share amounts may not equal the annual amounts reported.
(2)	Basic loss per share is computed by dividing net loss by the weighted-average number of common shares assumed to be outstanding during the periods of computation.

NOTE 11 — SUBSEQUENT EVENTS

Related-Party Transactions

In July 2013, the Company entered into a supply agreement, and a technology license agreement, with Sphere 3D (“Sphere 3D”). As consideration for the transactions contemplated by the technology license agreement, the Company paid Sphere 3D $250,000 in cash and issued Sphere 3D 213,220 shares of its common stock, with a value at the time of issuance of approximately $250,000. As partial payment under the supply agreement, Sphere 3D issued 769,231 common shares with a value as of the date of issuance equal to approximately $0.5 million to the Company.

In connection with the Sphere 3D transaction, Eric Kelly, the Company’s President and Chief Executive Officer, was appointed the chairman of the board of directors of Sphere 3D. Mr. Kelly was also awarded an option to purchase up to 850,000 shares of common stock of Sphere 3D with an exercise price of $0.65 CAD, or approximately $0.63, which we believe represents approximately 5% of Sphere 3D’s outstanding shares.